TEVA RECEIVES CLEARANCE FROM THE U.S. FEDERAL TRADE COMMISSION FOR ACTAVIS GENERICS ACQUISITION

Acquisition Strongly Reinforces Teva’s Strategy and Opens New Possibilities in Generics
and Specialty
Added Capabilities, Assets and Talent Advance Teva’s Focus on Patient Needs and Providing
Affordable Generic Products to Patients at Every Stage of Life Worldwide
Teva Will Be a Top 10 Global Pharmaceutical Company, Serving 250,000,000 People Every Day
Highly Synergistic Transaction Generating Double-Digit Accretion During 2017 Through 2019
with 9.3% ROIC in 2019
Strong Combined Company Free Cash Flow ($25 billion from deal close to the end of 2019) will enable rapid deleveraging and continued capital allocation to fuel future growth and generate shareholder value

Jerusalem, July 27, 2016 – Teva Pharmaceutical Industries Ltd., (NYSE and TASE: TEVA) and Allergan plc (NYSE: AGN) today announced that the U.S. Federal Trade Commission (FTC) has accepted the proposed consent order in connection with the pending acquisition of Allergan’s generics business (“Actavis Generics”) by Teva Pharmaceutical Industries Ltd.

With the acceptance of the proposed consent order, Teva has satisfied the regulatory approval requirements under the purchase agreement to complete the acquisition of Actavis Generics.

“We are pleased to have received all of the requisite regulatory approvals for our acquisition of Actavis Generics,” said Erez Vigodman, President and CEO, Teva. “This acquisition is a transformative step for Teva as we continue to claim a differentiated space in the global pharmaceutical industry. The generics industry is one of the most attractive industries in the world in terms of growth rates, profitability, return to investors and contribution to healthcare systems and societies around the world.”

Mr. Vigodman continued, “The new Teva will be ideally positioned to realize the opportunities the global and U.S. generic markets offer. Through our best-in-class R&D capabilities and product pipeline, the world’s largest medicine cabinet and product portfolio, one of the most competitive fully integrated operational networks in the industry, extensive global commercial deployment and go-to-market platforms, we will be able to achieve greater efficiencies for the benefit of patients, healthcare systems and investors around the world. The transaction strongly reinforces our strategy and yields very compelling economics. As a result, it opens a new set of possibilities for us in generics and specialty medicines.”

Once the transaction is completed, Teva will have approximately 338 product registrations pending FDA approval and will hold the leading position in first-to-file opportunities with approximately 115 pending ANDAs in the U.S. Additionally, Teva will have a commercial presence across 80 markets, including a top-three leadership position in over 40 markets.

The transaction is expected to achieve $1.4 billion in operational and tax synergies achievable by the end of 2019. It is significantly accretive to non-GAAP EPS, with approximately 14% accretion in 2017 and 19% accretion in 2019, and is expected to generate 9.3% ROIC by the end of 2019. The combined company is expected to generate more than $25 billion of free cash flow from deal close to the end of 2019, which will allow for rapid deleveraging and give Teva the ability to pursue acquisitions of attractive branded and pipeline assets as well as deals that further expand the company’s footprint in key growth markets.

The transaction is expected to close next week.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions used by millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,000 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2015 amounted to $19.7 billion. For more information, visit www.tevapharm.com.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:
This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our specialty products, especially Copaxone® (which faces competition from orally-administered alternatives and a generic version); our ability to consummate the acquisition of Allergan plc’s worldwide generic pharmaceuticals business (“Actavis Generics”) and to realize the anticipated benefits of such acquisition (and the timing of realizing such benefits); the fact that following the consummation of the Actavis Generics acquisition, we will be dependent to a much larger extent than previously on our generic pharmaceutical business; potential restrictions on our ability to engage in additional transactions or incur additional indebtedness as a result of the substantial amount of debt we will incur to finance the Actavis Generics acquisition; the fact that for a period of time following the consummation of the Actavis Generics acquisition, we will have significantly less cash on hand than previously, which could adversely affect our ability to grow; the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from investments in our pipeline of specialty and other products; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; significant impairment charges relating to intangible assets, goodwill and property, plant and equipment; the effects of increased leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2015 and in our other filings with the U.S. Securities and Exchange Commission (the “SEC”). Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statements or other information, whether as a result of new information, future events or otherwise.

Non-GAAP Financial Measures
The estimates contained in this release are non-GAAP financial measures (as defined by SEC rules), which may exclude, among other items, the amortization of purchased intangible assets, costs related to certain regulatory actions, inventory step-up, legal settlements and reserves, impairments and related tax effects. Such non-GAAP measures used by Teva’s management and board of directors to evaluate the operational performance of the company, to compare against the company’s work plans and budgets, and ultimately to evaluate the performance of management. Teva provides such non-GAAP measures to investors as supplemental data and not in substitution or replacement for the corresponding GAAP measure, because management believes such data provides useful information to investors. A reconciliation of the forward-looking non-GAAP estimates contained herein to the corresponding GAAP measures is not being provided, due to the unreasonable efforts required to prepare it.

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